

GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in U.S. dollars unless stated otherwise)

UNANSWERED QUESTIONS ON OSISKO/YAMANA PROPOSAL

Vancouver, British Columbia, April 14, 2014 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced that it has reviewed the recently-filed agreements and documentation relating to the proposed alternative transaction that were publicly-disclosed for the first time on Friday April 11, 2014 by Osisko Mining Corporation ("Osisko") and Yamana Gold Inc. ("Yamana"). Based on numerous questions received from Osisko shareholders trying to compare the alternative transaction to the Goldcorp offer, the review has identified a number of important aspects of this highly-complex transaction that were not previously publicly disclosed by Osisko or Yamana in the press release of April 2, 2014 announcing the transaction.

As Osisko shareholders evaluate the Osisko/Yamana proposal, a number of important questions remain that should be clarified by Osisko and Yamana in order to allow shareholders to properly determine their financial impact:

Is the gold streaming aspect of the transaction more extensive than first disclosed? Included in the agreement is an option for the Canada Pension Plan Investment Board ("CPPIB") to convert up to $275 million of its $425 million debt facility into a gold stream on the same terms as the arrangement with La Caisse de dépôt et placement du Québec ("CDP"). As a result, the total gold stream can be increased to 50,000 ounces per annum from the previously-disclosed 37,500 ounces per annum.

Could such an expansion of the gold stream lead to additional debt placed on the partnership? If CPPIB elects to convert a portion of its loan into a gold stream, CDP has the right to lend the partnership an amount equal to the amount converted on the same terms as the CPPIB loan. In addition, there may be other debt

repayment triggers in the agreement with the potential to place further debt pressure on the partnership.

Is total consideration provided to CPPIB and CDP related to the gold stream and loan agreements larger than previously disclosed? The documentation provides that the proposed Osisko "Stubco" would issue previously undisclosed warrants to CDP and CPPIB equal to 1.84% and 2.85%, respectively, of its pro forma shares.

What is the full impact of loan repayments on Malartic's cash flow and dividends? The Malartic partnership will be obligated to make principal payments of $51 million per year commencing in September of this year, thereby significantly reducing the cash flow to Osisko Stubco.

Why are the current executives of Osisko receiving an undisclosed amount of retention payments for continuing with Osisko Stubco? Neither the identities of the beneficiaries of these arrangements nor the total amount of these retention payments (which would be an obligation of Osisko Stubco) have been disclosed.

What are the full tax consequences of the proposed transaction? An asset sale would normally trigger significant tax obligations that would reduce the net value of the joint venture transaction. These tax impacts have not been disclosed by Osisko and Yamana.

The proposed Osisko/Yamana transaction is extremely complex. A significant portion of the value that is being offered to Osisko shareholders is in the form of the shares of Osisko "Stubco". Valuing those shares, in light of the overall complexity of the relationship between Osisko Stubco, CDP, CPPIB and Yamana is extremely difficult, and is made more so by the existence of these important unanswered questions. In contrast, the value of the Goldcorp offer is easily determined and considerably more certain.

On April 10, 2014, Goldcorp announced its intention to increase its previous offer to acquire all of the outstanding common shares of Osisko to C$7.65 per Osisko share for a total consideration of approximately C$3.6 billion.

The Goldcorp offer is being made by means of, and subject to, the terms and conditions set out in the Offer and Circular dated January 14, 2014, as amended by the Notice of Extension and Variation dated April 10, 2014 that has been filed with Canadian provincial regulators and sent by Goldcorp to Osisko shareholders (the "Circular"). The Circular is available for review on Goldcorp's website at www.goldcorp.com and on SEDAR under Osisko's profile at www.sedar.com.

Goldcorp encourages securityholders of Osisko to read the full details of the offer set forth in the Circular, which contains the full terms and conditions of the offer and other important information, as well as detailed instructions on how Osisko shareholders can tender their Osisko shares to the offer. For assistance in depositing Osisko shares to the offer, Osisko shareholders should contact the Depositary, CST Trust Company, who can be contacted at 1-800-387-0825 toll free in North America or at 416-682-3860 outside of North America or by e-mail at inquiries@canstockta.com; or the Information Agent, D.F. King, who can be contacted at 212-269-5550 for all banks and brokerage firms or at 1-800-290-6431 toll-free for all others or by email at information@dfking.com.

For additional information on Goldcorp's offer for Osisko, please visit the Company's website at www.goldcorp.com.

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of the US Securities Act, as amended, the US Exchange Act, as amended, and the United States *Private Securities Litigation Reform Act of 1995* with the intention of obtaining the benefits of the "safe harbour" provisions of such laws and applicable Canadian securities Laws concerning the proposed transaction and the business, operations and financial performance and condition of Goldcorp Inc. ("**Goldcorp**") and Osisko Mining Corporation ("**Osisko**").

Forward-looking statements include, but are not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the formal offer (the "Offer") to acquire all of the outstanding common shares of Osisko, the market for and listing of the common shares of Goldcorp, the value of the common shares of Goldcorp received as consideration under the Offer, the ability of Goldcorp to complete the transactions contemplated by the Offer, reasons to accept the Offer, the purpose of the Offer. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative of these terms or other variations of these terms or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might", "seeks" or "will", "occur" or "be achieved" or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause Goldcorp's actual results, performance or achievements to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including that Goldcorp will be successful in acquiring 100% of the issued and outstanding common shares of Osisko, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived, the price of gold and silver, anticipated costs and the ability to achieve goals. Many of these assumptions are based on factors and events that are not within the control of Goldcorp and there is no assurance they will prove to be correct. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

The foregoing factors are not intended to represent a complete list of the factors that could affect Goldcorp and the acquisition of Osisko by Goldcorp. Additional factors are noted elsewhere in the Offer and Circular dated January 14, 2014 that has been filed under Osisko's profile on www.sedar.com and in the documents incorporated by reference therein.

Goldcorp does not intend or undertake to publically update any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Any forward-looking statements of facts related to Osisko discussed or disclosed herein are derived from Osisko's publicly filed documents or records.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Goldcorp or Osisko. Such an offer may only be made pursuant to an offer and take-over bid circular Goldcorp intends to file with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

For further information, please contact:
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com